UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mobivity Holdings Corp.

(Name of Issuer)

$0.001 par value Common Stock

(Title of Class of Securities)

60743E105

(CUSIP Number)

June 17, 2013 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743E105	Page 2 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Porter Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,643,877
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,643,877
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,643,877
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage is based on 92,687,145 shares of common stock of Mobivity Holdings Corp. outstanding as of July 3, 2013.

CUSIP No. 60743E105	Page 3 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Porter Capital Management Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,430,953
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,430,953
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,430,953
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.33% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO IA

*	Percentage is based on 92,687,145 shares of common stock of Mobivity Holdings Corp. outstanding as of July 3, 2013.

CUSIP No. 60743E105	Page 4 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Ben Joseph Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,302,466
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,302,466
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,466
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.39% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage is based on 92,687,145 shares of common stock of Mobivity Holdings Corp. outstanding as of July 3, 2013.

CUSIP No. 60743E105	Page 5 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) EDJ Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,013,102
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,013,102
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,102
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.16% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage is based on 92,687,145 shares of common stock of Mobivity Holdings Corp. outstanding as of July 3, 2013.

CUSIP No. 60743E105	Page 6 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Porter Family Living Trust dtd 9/5/2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,750,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Percentage is based on 92,687,145 shares of common stock of Mobivity Holdings Corp. outstanding as of July 3, 2013.

CUSIP No. 60743E105	Page 7 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Jeffrey Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,180,953
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,180,953
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,180,953
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.22% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Percentage is based on 92,687,145 shares of common stock of Mobivity Holdings Corp. outstanding as of July 3, 2013.

CUSIP No. 60743E105	Page 8 of 13

Item 1(a)	Name of Issuer:

Mobivity Holdings Inc..

Item 1(b)	Address of Issuer’s Principal Executive Offices:

58 W. BUFFALO ST. #200, CHANDLER AZ 85225

Item 2(a)	Name of Persons Filing:

Porter Partners, LP (“Porter Partners”), Porter Capital Management Co. (“Management”), Ben Joseph Partners (“Ben Joseph”), EDJ Limited (“EDJ”), Porter Family Living Trust dtd 9/5/2006 (the “Trust”) and Jeffrey Porter (“J. Porter” and, collectively with Porter Partners, Management, Ben Joseph, EDJ and the Trust, the “Reporting Persons”). Management is the managing general partner of Porter Partners and Ben Joseph and the trading advisor of EDJ, and J. Porter is the general partner of Management. J. Porter is a the trustee of the Trust.

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

Each Reporting Person:
300 Drake Landing Road, Suite 75
Greenbrae,California94904

Item 2(c)	Citizenship:

Porter Partners: California
Management: California
Ben Joseph: California
EDJ: Bahamas
Trust: United States
J. Porter: United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number: 60743E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 60743E105	Page 9 of 13

This Schedule 13G relates to shares of common stock of Mobivity Holdings Corp. (the “Issuer”) owned beneficially by: (1) Porter Partners, (2) Management, (3) Ben Joseph, (4) EDJ, (5) the Trust and (6) J. Porter. Management is the managing general partner of Porter Partners and Ben Joseph, and J. Porter is the general partner of Management. J. Porter, through Management, exercises voting and dispositive discretion with the respect to the shares of the Issuer’s common stock owned beneficially by Porter Partners and Ben Joseph. Management is the trading advisor of EDJ. J. Porter, through Management, exercises voting and dispositive discretion with respect to the shares of the Issuer’s common stock owned beneficially by EDJ. J. Porter is a trustee of the Trust, and as a trustee, exercises voting and dispositive discretion with respect to the shares of the Issuer’s common stock owned beneficially by the Trust. Accordingly, J. Porter has shared voting and dispositive power with regard to the respective shares of the Issuer’s common stock owned beneficially by such entities. J. Porter disclaims beneficial ownership of the securities held by these entities except for his pecuniary interest therein. The percentages set forth in this Schedule 13G are based upon the total number of shares of the Issuer’s common stock outstanding of 92,687,145.

(a) Amount beneficially owned:
(1) Porter Partners: 9,643,877 shares
(2) Management: 11,430,953 shares
(3) Ben Joseph: 1,302,466 shares
(4) EDJ: 2,013,102 shares
(5) Trust: 1,750,000 shares
(6) J. Porter: 13,180,953 shares

(b) Percent of Class:
(1) Porter Partners: 9.99%
(2) Management: 12.33%
(3) Ben Joseph: 1.39%
(4) EDJ: 2.16%
(5) Trust: 1.89%
(6) J. Porter: 14.22%

(c) Number of Shares as to which the person has:
i. Sole power to vote or direct the vote:
(1) Porter Partners: 0 shares
(2) Management: 0 shares
(3) Ben Joseph: 0 shares
(4) EDJ: 0 shares
(5) Trust: 0 shares
(6) J. Porter: 0 shares

ii. Shared power to vote or to direct the vote:
(1) Porter Partners: 9,643,877 shares
(2) Management: 11,430,953 shares
(3) Ben Joseph: 1,302,466 shares
(4) EDJ: 2,013,102 shares
(5) Trust: 1,750,000 shares
(6) J. Porter: 13,180,953 shares

iii. Sole power to dispose or to direct the disposition of:
(1) Porter Partners: 0 shares
(2) Management: 0 shares
(3) Ben Joseph: 0 shares
(4) EDJ: 0 shares
(5) Trust: 0 shares
(6) J. Porter: 0 shares

iv. Shared power to dispose or to direct the disposition of:
(1) Porter Partners: 9,643,877 shares
(2) Management: 11,430,953 shares
(3) Ben Joseph: 1,302,466 shares
(4) EDJ: 2,013,102 shares
(5) Trust: 1,750,000 shares
(6) J. Porter: 13,180,953 shares

CUSIP No. 60743E105	Page 10 of 13

The shares of the Issuer’s common stock reported in this Schedule 13G as being owned beneficially by Porter Partners, Management, Ben Joseph, EDJ and J. Porter include shares of the Issuer’s common stock issuable upon exercise of warrants to purchase shares of the Issuer’s common stock to the extent that after giving effect to such exercise, the holder of the warrant would not beneficially in excess of 9.99% of the shares of the Issuer’s common stock outstanding immediately after giving effect to such exercise. The holder of the warrant may remove such limitation on exercise of the warrant by providing 60 days prior written notice to the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item10.	Certification.

Not Applicable.

.

CUSIP No. 60743E105	Page 11 of 13

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: July 9, 2013

/s/ Jeffrey Porter
Jeffrey Porter

Porter Partners, LP

By: Porter Capital Management Co., its general partner

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

Porter Capital Management Co.

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

Ben Joseph Partners

By: Porter Capital Management Co., its general partner

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

EDJ Limited

By: J. Porter & Co., its trading adviser

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

Porter Family Living Trust dtd 9/5/2006

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 60743E105	Page 12 of 13

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Schedule 13G

CUSIP No. 60743E105	Page 13 of 13

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of July 9, 2013 by and among Jeffrey Porter, Porter Partners, LP, Porter Capital Management Co., Ben Joseph Partners, EDJ Limited and Porter Family Living Trust dtd 9/5/2006 (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G with respect to Mobivity Holdings Corp. to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Jeffrey Porter
Jeffrey Porter

Porter Partners, LP

By: Porter Capital Management Co., its general partner

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

Porter Capital Management Co.

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

Ben Joseph Partners

By: Porter Capital Management Co., its general partner

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

EDJ Limited

By: J. Porter & Co., its trading adviser

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: General Partner

Porter Family Living Trust dtd 9/5/2006

By:	/s/ Jeffrey Porter
Name: Jeffrey Porter Title: Trustee

EXHIBIT A